UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 21)*

K-Swiss Inc.
(Name of issuer)

Class A Common Stock, $.01 par value
(Title of class of securities)

482686102
(CUSIP number)

April 30, 2013
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. 482686102	13G	PAGE 2 OF 5 PAGES

(1)	Names of reporting persons Steven B. Nichols
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0%
(12)	Type of reporting person (see instructions) IN

*SEE INSTRUCTION BEFORE FILLING OUT!

(1) On April 30, 2013, in connection with the consummation of the merger of Ian Acquisition Sub, Inc. with and into K-Swiss Inc. pursuant to that certain Agreement and Plan of Merger, dated as of January 16, 2013, by and among E-Land World Limited, Ian Acquisition Sub, Inc. and K-Swiss Inc., each share beneficially owned by the Reporting Person immediately prior to the effective time of the merger was cancelled and converted into the right to receive $4.75 per share in cash.

Page 2 of 5 pages

SCHEDULE 13G

Item 1 (a)	Name of Issuer
K-Swiss Inc.

Item 1 (b)	Address of Issuer’s Principal Executive Offices
31248 Oak Crest Drive
Westlake Village, CA 91361

Item 2 (a)	Name of Person Filing
Steven B. Nichols

Item 2 (b)	Address of Principal Business Office
c/o K-Swiss Inc.
31248 Oak Crest Drive
Westlake Village, CA 91361

Item 2 (c)	Citizenship
United States

Item 2 (d)	Title of Class of Securities

Class A Common Stock, $.01 par value (“Class A Common Stock”), including shares of Class B Common Stock, $.01 par value ("Class B Common Stock"). The Class B Common Stock is not registered under Section 12 of the Exchange Act of 1934, as amended (the “Act”), but each share of Class B Common Stock was freely convertible prior to the merger into one share of Class A Common Stock of K-Swiss Inc. at the option of the Class B stockholder. The Class A Common Stock is registered under Section 12 of the Act but in connection with the merger will be deregistered.

Item 2 (e)	CUSIP Number
482686102

Item 3	To be filled out if this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Page 3 of 5 pages

Item 4	Ownership

(a) Amount Beneficially Owned:
0

(b) Percent of Class:
0%

( c) Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 0
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 0
(iv)	shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [✓]

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Page 4 of 5 pages

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

Item 8	Identification and Classification of Members of the Group
Not applicable.

Item 9	Notice of Dissolution of Group
Not applicable.

Item 10	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2013	By:	/s/ Steven B. Nichols
Steven B. Nichols

 Page 5 of 5 pages